1221 Avenue of the Americas New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com

Ira I. Roxland
(212) 768-6999
iir@sonnenschein.com

September 26, 2007

Peggy Fisher
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cell Kinetics Ltd.
Amendment No. 2 to Registration Statement on Form F-1
File No. 333-144993

Ladies and Gentlemen:

We have received the Staff’s letter dated September 21, 2007 containing comments with respect to the above-referenced filing.  The remainder of this letter provides the text of your comments followed, in each case, by a response.  Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

The Rights Offering, page 5

1.  Please refer to our prior comment 8.  We note from your response that you believe the criteria for equity classification of the warrants set forth in EITF 00-19 have been met and accordingly you intend to present the warrants in equity.  Please provide us with the details of your analysis of the required accounting and presentation for the warrants in accordance with EITF 00-19, including paragraphs 17 and 18.  Please tell us if the warrants are registered at inception of the transaction and if there is a requirement to deliver registered shares upon exercise of the warrants.  Please also tell us if there are any registration right requirements and the accounting implications thereof.

Response

1.
The Company advises the Staff that in analyzing the accounting treatment for the warrants in accordance with EITF 00-19, it first turned to the general guidelines in paragraphs 7-9 of the EITF which states that freestanding contracts would be measured and classified as permanent equity in the following situations:

Peggy Fisher
September 26, 2007

•	Contracts that require physical settlement or net-share settlement

•
Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net share settlement), assuming that all of the criteria set forth in paragraphs 12-32 to EITF 00-19 have been met.

In applying the guidelines of EITF 00-19 to the provisions of the warrants, which are fully described in the Form of Warrant Certificate (Exhibit 4.3 to Form F-1) and Form of Warrant Agency Agreement (Exhibit 99.2 to Form F-1), the Company notes that the provisions of the warrants only require physical settlement of the warrants in the ordinary shares of the Company and there are no provisions (required or permitted by any of the parties) for settlement in cash or other assets of the Company.

Having satisfied the general guidelines of EITF 00-19 for equity treatment of the warrants, the Company then turned to additional criteria necessary for equity classification, as set forth in paragraphs 12-32 to EITF 00-19.

Paragraphs 12-13 pertain to any provisions that could require net cash settlement of the contract.  As described above, there are no provisions in the warrant that could result in net cash settlement, except as described and analyzed in the discussion of paragraphs 27-28 below which would not preclude equity treatment.  In reviewing paragraph 3.2.2 of the Form of Warrant Agency Agreement, the Company notes that it specifically states that notwithstanding anything to the contrary contained in this Agreement, under no circumstances will the Company be required to net cash settle the exercise of the Warrants.

Paragraphs 14-18 pertain to the requirement to deliver registered shares.  Paragraph 3.2.2 of the Form of Warrant Agency Agreement states that the Company shall not be obligated to deliver any securities pursuant to the exercise of a warrant and shall have no obligation to settle the warrant exercise unless a registration statement under the Act [Securities Act of 1933] with respect to the common stock is effective. In the event that a registration statement with respect to the common stock underlying a warrant is not effective under the Act, the holder of such warrant shall not be entitled to exercise such warrant. In addition, it should be noted that there are no registration rights granted in connection with the warrants. The above language would clearly indicate the exercise of the warrants is conditional upon a registration statement being effective with respect to such warrants and the shares underlying such warrants, and, as such, there are no circumstances pursuant to which the Company could be required to net cash settle the warrants due to the inability to deliver registered shares of its common stock.

The warrants are registered at the inception of the transaction.

Peggy Fisher
September 26, 2007

Paragraph 19 pertains to there being sufficient authorized and unissued shares available to settle the warrants. The Company expects that it will have sufficient shares to settle the warrants considering all commitments that could require the issuance of stock during the maximum periods. The Company currently has 30,000,000 authorized shares and aggregate outstanding shares plus commitments totaling 23,158,006, which is comprised of currently outstanding shares of 16,500,000, maximum ordinary shares to be issued under this rights offering of 3,505,337, maximum  ordinary shares to be issued pursuant to the exercise of warrants to be issued under this rights offering of 1,752,669, shares issuable upon exercise of outstanding stock options 330,000 and shares reserved for issuance under the Company’s 2007 equity incentive plan 1,070,000.

Paragraphs 20-24 pertain to the requirement that an explicit limit on the number of shares to be delivered in a share settlement.  Pursuant to the terms of the rights offering, the maximum number of shares to be issued pursuant to the exercise of the warrants is 1,752,669.

Paragraph 25 pertains to the requirement that there are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.  Neither the Form of Warrant nor the Form of Warrant Agency Agreement provides for any such cash payments.

Paragraph 26 pertains to the requirement that there are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions). Neither the Form of Warrant nor the Form of Warrant Agency Agreement provides for any such cash payments.

Paragraphs 27-28 pertain to the requirement that the contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. Paragraph 27 provides that generally, if an event that is not within the company's control could require net-cash settlement, then the contract must be classified as an asset or a liability.  However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded.

In applying paragraph 27 to the warrants, the Company notes that paragraph 4.4 of the Form of Warrant Agency Agreement provides in summary that in the case of any reclassification or reorganization of the outstanding shares of Common  Stock, other than by stock dividends stock or stock split ups  (as set forth in paragraphs 4.1 of the Form of Warrant Agency Agreement) or aggregation of shares (as set forth in paragraph 4.2 of the Form of Warrant

Peggy Fisher
September 26, 2007

Agency Agreement), or in the case of a change in control or dissolution of the Company, the warrant holders would be entitled to the same kind and amount of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, change in control or dissolution that the warrant holder would have received if such warrant holder had exercised the warrant immediately prior to such event.  Accordingly, permanent equity classification in the Company’s case would not be precluded, since in these situations the counterparty is required upon the settlement to receive the same form of consideration such as holders of the shares underlying the contract.

Paragraphs 29-31 pertain to the requirement that there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. Neither the Form of Warrant nor the Form of Warrant Agency Agreement has any such provisions.

Paragraph 32 pertains to the requirement that there is no requirement in the contract to post collateral at any point or for any reason (other than the Company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract). Neither the Form of Warrant nor the Form of Warrant Agency Agreement has any such provisions, except for the limited number of shares underlying the contract, as described above.

We may not be able to adequately protect against piracy of intellectual property…, page 13

2.  Clarify whether China is one of the countries that poses a serious risk of piracy of your intellectual property and trade secrets.

Response

Reference is made to the additional language under the risk factor “We may not be able to adequately protect against piracy of intellectual property in foreign jurisdictions” on page 13 of the prospectus.

Peggy Fisher
September 26, 2007

We presently have members of management … located in various countries, which adds complexities to the operation of our business, page 19

3.  Describe in greater detail the material risk or risks posed by the operation of your business in different time zones.  For example, does such operation impede your ability to develop your products in a timely fashion?

Response

Reference is made to the additional language under the risk factor “We presently have members of management, other key employees, consultants and advisory Board members located in various countries, which adds complexities to the operation of our business” on page 19 of the prospectus.

U.S. Federal Income Tax Considerations, page 30

4.  Although we note the revisions you have made in response to prior comment 20, your disclosure in this section continues to contain equivocal statements regarding material U.S. federal income tax consequences.  For example, we note your disclosure in the first paragraph under “Federal Income Tax Consequences to Us and Medis” that “[t]he direct issuance by [you] of the Subscription Rights to each holder of Medis common stock should be treated…,” and in the second paragraph under “Issuance of the Subscription Rights” that “[i]f a U.S. Holder has held its Medis common stock for more than one year, such gain should be treated as a long-term capital gain (emphasis added).” If counsel is unable to opine with certainty regarding a material federal tax consequence, revise your disclosure to explain why counsel cannot opine, describe the degree of uncertainty and disclose possible outcomes and risks to investors of that tax consequence.  Also provide appropriate risk factor disclosure.

Response

Reference is made to the revised language in the last paragraph on page 30 and the first and third paragraphs on page 31 of the prospectus.

Peggy Fisher
September 26, 2007

Use of Proceeds, page 37

5.  As requested by our prior comment 24, please indicate that the investment in Scorpion Surgical Technologies, Ltd is an investment in your chief executive officer’s business.

Response

Reference is made to the revised language in the second paragraph under “Use of Proceeds on page 37 of the prospectus.

Dilution, page 39

6.  Please disclose the exercise price for the outstanding stock options described in the first bullet point after your tables.  Please also include disclosure that explains how the numbers and percentages in the “Ordinary Shares Purchased,” “Total Consideration” and “Average Price Per Share” columns in the second table would change due to the exercise of the outstanding options.

Response

Reference is made to the additional disclosure in the first bullet point under the first table in the Dilution section on page 40 of the prospectus. Reference is also made to the new table added on page 40 to disclose the pro forma effect of exercise of outstanding stock options.

Intellectual Property, page 58

7.  Please briefly describe the technological claims protected by your patent.

Response

The Company advises the staff that the claims of U.S. Patent No. 6,495,340 are directed to a cell carrier grid which is capable of containing and retaining individual living cells in an array of discrete locations and includes a body that defines having an ordered array of holes arranged according to an organizational plan such that each of the holes is identifiable. Each of the holes can contain at least a portion of an individual living cell. In accordance with some claimed embodiments, individual cells contained within the holes reside substantially in a single focal plane, so that the accuracy of data collected when viewing cells in the grid is

Peggy Fisher
September 26, 2007

increased. In accordance with some claimed embodiments, the body is at least partially coated with a biologically active material. In accordance with some claimed embodiments, the body is designed and constructed such that the individual cells contained within the holes are recoverable by a recovery device.  In some embodiments there is further provided a holder to hold the cell carrier and facilitate the manipulation thereof, as well as to enable the application of suction through the holes and to enable the application and removal of solutions to the cells residing in the holes.

Financial Statements, page F-1

Note A – General Matters, page F-8

Note 1.  Nature of Business, page F-8

8.  Please refer to our prior comment 39.  We note from your response that you do not believe that Cell Kinetics’ expenses would have been materially different if it had operated as a privately held company on a stand-alone basis as an unaffiliated entity.  However, we also note your disclosure on page F-8 which states, “… these carve-out financial statements, as presented, may not reflect the results of operations, financial position and cash flows of CKL had it been a stand alone entity during the periods presented, and may not be indicative of future performance.”  Please revise your disclosure to include management’s estimate of what your expenses would have been on a stand-alone basis if the subsidiary had operated as an unaffiliated entity or state that you do not believe that your expenses would have been materially different.

Response

Reference is made to the revised disclosure in Note A-2, General Matters, Basis of Presentation, on page F-7 of the prospectus.

Peggy Fisher
September 26, 2007

Note E – Stockholders’ Equity, page F-13

9.  Please refer to our prior comment 41.  We note from your response that you are accounting for the shares as a stock split-up effected in the form of a dividend.  Please respond to the following:

•
Please tell us if this issuance of shares was prompted mainly by a desire to increase the number of outstanding shares for the purpose of effecting a reduction in the unit market price and, thereby, of obtaining wider distribution and improved marketability of the shares as defined in ARB 43, Chapter 7, Section B, paragraph 2.

•	Please revise your disclosure to clearly explain to investors why you shall retroactively adjusted all per share data to reflect the issuance of these shares.

Response

The Company advises the staff that the stock split up effected in the form of a stock dividend was mainly motivated by a desire to increase the number of shares outstanding for the purpose of effecting a reduction in their unit market price and, thereby, of obtaining wider distribution and improved marketability of the shares as defined in ARB43, Chapter 7, Section B, paragraph 2.  Prior to the stock split-up, the Company had only 1,000,000 shares outstanding and such quantity of shares would not have been sufficient for the Company to carry-out the rights offering on the terms it desired.  In order to increase the number of shares outstanding to effect a reduction in the price and provide for the desired distribution in the rights offering, the Company considered initiating a stock split at the rate of 16.5 to 1. However, it was informed by its Israeli counsels  that  they have been informed by the Companies' Registrar in Israel that since the par value of  the Company's ordinary shares  was already .01 NIS,  the Companies'   Registrar  would not enable registry of a  lower  par value, thus limiting  the Company’s ability to effectuate such a stock split. Accordingly, as an alternative to the contemplated stock split described above, it performed the stock split up effected in the form of a stock dividend.  Reference is made to the revised disclosure in Note E-1, Stockholders’ Equity, Share Capital, on page F-12 of the prospectus.

Peggy Fisher
September 26, 2007

Exhibits

10.  Please ensure that each document you have filed as an exhibit to your registration statement includes all schedules and exhibits that are a part of such document.  For example, the agreement filed as Exhibit 10.5 does not contain any of the schedules to that agreement.

Response

Several of the schedules to Exhibit 10.5 are currently being translated from Hebrew to English. We expect to file Exhibit 10.5, inclusive of schedules, early next week.

Exhibit 5.1

11.  Given the language in the third paragraph, that in connection with the opinion counsel examined the form of Registration Statement on Form F-1, as amended through the date of the opinion, please have counsel file an opinion dated as of the date of the last amendment to your filing.

Response

An updated opinion will be filed with the last amendment to the Registration Statement.

12.  We note the qualification in the second full paragraph on page 2 that the opinion is “subject to the Company receiving consideration per share for the Shares in such amount and in such form as may be determined by the Board of Directors or by the duly authorized officers of the Company.” Please file an opinion which either does not contain this qualification or which clearly indicates that the qualification will be satisfied when the consideration received by the Company for the Shares when issued is as described in the registration statement.

Response

Reference is made to the revised language in the form of Exhibit 5.1 attached hereto as Annex A.

Peggy Fisher
September 26, 2007

Exhibit 8.1

13.  Given the date restrictions in the first and second paragraphs on page 2 of the opinion, please file an opinion of counsel dated as of the date you intend your registration statement to go effective.

Response

An updated opinion will be filed with the last amendment to the Registration Statement.

14.  We note the statement in the third paragraph on page 2 that the opinion “may not be relied upon … by any other person without [counsel’s] prior written consent.” Please file an opinion which does not contain the implication that investors may not rely upon the opinion.

Response

Reference is made to the revised language in the form of Exhibit 8.1 attached hereto as Annex B.

Exhibit 10.4

15.  Section 5 of the 2007 Equity Incentive Plan indicates that the “Board may, subject to any other approvals required under any Applicable Law, increase or decrease the number of Shares to be reserved under the Plan.” Given this provision, and with a view toward revised disclosure, please tell us whether it will be necessary to seek shareholder approval before any increase in the number of shares that are reserved for issuance under the Plan.

Response

Under Israeli law, there is no requirement to seek approval of the Company's shareholders before any increase in the number of shares that are reserved for issuance under the Plan  (assuming the Company has sufficient registered but unallocated share capital). A resolution by the board of directors is sufficient. However, if the Company elects to issue options meeting the requirements of other jurisdictions (e.g., issuing incentive stock options in the United States) shareholder approval may be required.

Peggy Fisher
September 26, 2007

*  *  *  *  *

We hope you will find this letter responsive to your comments.  If you have any questions regarding these responses, please contact Ira Roxland of Sonnenschein Nath & Rosenthal LLP at (212) 768-6999 or, in his absence, Joseph Schmitt of the same firm at (212) 768-6983.

Very truly yours, /s/ Ira Roxland

cc:	Tim Buchmiller
Julie Sherman
Jay Webb

ANNEX A

FORM OF EXHIBIT 5.1

September [   ], 2007

Cell Kinetics Ltd.
2 Yodfat Street, Lod
Israel 71291

        Re:   Registration Statement on Form F-1 (File No. 333-144993)

Ladies and Gentlemen:

We have acted as Israeli counsel to Cell Kinetics Ltd., an Israeli company (the “Company”), in connection with the issuance by the Company to the holders of Medis Technologies Ltd. (the “Medis Stockholders”) of (a) up to 3,505,337 of the Company’s Ordinary Shares, par value New Israeli Shekel 0.01 per share (the “Ordinary Shares” and such 3,505,337 Ordinary Shares, the “Subscription Shares”) pursuant to 3,505,337 subscription rights to be issued by the Company to the Medis Stockholders (the “Subscription Rights”) and (b) up to an additional 1,752,669 Ordinary Shares, issuable upon the exercise of up to 1,752,669 warrants to purchase Ordinary Shares to be issued to each purchaser of Subscription Shares (the “Warrants” and the “Warrant Shares,” respectively). The Subscription Shares and the Warrant Shares are collectively referred to herein as the “Shares.” The Shares, together with the Subscription Rights and the Warrants are collectively referred to herein as the “Securities.”

This opinion is delivered in accordance with the requirements of Item 8(a) of Form F-1 and Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the form of Registration Statement on Form F-1 (File No. 333-144993), as amended through the date hereof (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”); (ii) copies of the Articles of Association, as currently in effect (the “Articles of Association”), of the Company; and (iii) resolutions adopted to date by the Board of Directors of the Company (the “Board of Directors”) and the resolutions of the Board of Directors relating to the Registration Statement and the issuance of the Securities and sale of the Shares and related matters.  We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents.  As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

Members of our firm are admitted to the Bar in the State of Israel, and we do not express any opinion as to the laws of any other jurisdiction.

Based upon and subject to the foregoing, we are of the opinion that, subject to the Company receiving consideration per share for the Shares in such amount and in such form as described in the Registration Statement, the Shares, when issued and sold as described in the Registration Statement will have been duly authorized, validly issued, fully-paid and nonassessable, and the Subscription Rights and Warrants, when issued as described in the Registration Statement, will have been duly authorized and will be valid and binding obligations of the Company.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement.  We also consent to the appearance of our firm's name under the captions “Legal Matters” and “Enforceability of Civil Liabilities” in the Registration Statement.  In giving this consent, we do not admit that we are included in the category of persons whose consent in required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

Meitar Liquornik Geva & Leshem Brandwein

ANNEX B

FORM OF EXHIBIT 8.1

September [   ], 2007

Cell Kinetics Ltd. Inc. 2 Yodfat Street LOD 71291 Israel

Re:	3,505,337 Ordinary Shares Warrants to Purchase 1,752,669 Ordinary Shares

Dear Ladies & Gentlemen:

In our capacity as counsel to Cell Kinetics Ltd. Inc. (the “Company”), an indirect, wholly-owned Israeli subsidiary of Medis Technologies Ltd. (“Medis”), we have been asked to render this opinion in connection with the preparation and filing with the Securities and Exchange Commission on September 10, 2007 of a registration statement on Form F–1 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) covering the registration of nontransferable subscription rights to purchase up to an aggregate of 3,505,337 of the Company’s ordinary shares (the “Subscription Rights”) to be offered at no cost to record holders of Medis’ outstanding common stock (the “Rights Offering”), and warrants to purchase up to an aggregate of 1,752,669 of the Company’s ordinary shares (the “Warrants”) to be offered at no cost to record holders of Medis’ common stock who purchase the Company’s ordinary shares in the Rights Offering.

We have made such examination as we have deemed necessary and appropriate for the purposes of this opinion.  The statements contained in the Prospectus under the heading “Taxation—U.S. Federal Income Tax Considerations,” describing the material United States federal tax consequences of the Rights Offering to the record holders of Medis’ outstanding common stock and of the ownership and disposition of the Company’s Warrants and common stock underlying the Subscription Rights and the Warrants, to the extent such statements constitute matters of United States federal income tax law or legal conclusions with respect thereto, have been prepared or reviewed by us and, in our opinion, are correct in all material respects.  Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, statements and representations set forth in the Registration Statement and the Prospectus.

The foregoing opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, published pronouncements and other administrative interpretations by the Internal Revenue Service, and case law, all of which are subject to change at any time with retroactive effect.

This opinion is rendered as of the date hereof based on the law and facts in existence on the date hereof, and we do not undertake, and hereby disclaim, any obligation to advise you of any changes in law or fact, whether or not material, which may be brought to our attention at a later date.

This opinion is solely for your benefit in connection with the matter addressed herein, and may not be relied upon by you for any other purpose nor furnished to any other person without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm and this opinion under the heading “Legal Matters” in the Prospectus.  In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

SONNENSCHEIN NATH & ROSENTHAL LLP